SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                       (Amendment No. __)*

               Security Capital Group Incorporated
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                         (Name of Issuer)

         Class A Common Stock, par value $0.01 per share
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                  (Title of Class of Securities)

                            81413P1057
                  -----------------------------
                          (CUSIP Number)

                         March 11, 1998
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     (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [x]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81413P1057              13G             Page __ of __ Pages
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1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Commerzbank AG, Grand Cayman Branch
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (a)  [ ]

                                                      (b)  [X]
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3     SEC USE ONLY

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4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Federal Republic of Germany
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                5    SOLE VOTING POWER
                     115,796 shares of Class A Common Stock
NUMBER OF       ------------------------------------------------------
SHARES          6    SHARED VOTING POWER
BENEFICIALLY              0
OWNED BY        ------------------------------------------------------
EACH            7    SOLE DISPOSITIVE POWER
REPORTING            115,796 shares of Class A Common Stock
PERSON          ------------------------------------------------------
WITH            8    SHARED DISPOSITIVE POWER
                          0
----------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      115,796 shares of Class A Common Stock
----------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*
                                                           [ ]
----------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      6.5%
----------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*
      CO
----------------------------------------------------------------------
               *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

      (a)  Name of Issuer: The name of the issuer is Security
Capital Group Incorporated.

      (b)  Address of Issuer's Principal Executive Offices:
The address of the issuer's principal executive office is 125
Lincoln Avenue, Santa Fe, New Mexico, 87501.

Item 2.

      (a) Name of Person Filing: This Schedule is being filed by Commerzbank AG, Grand Cayman Branch.

      (b)  Address of Principal Business Office:
           2 World Financial Center
           New York, NY 10281-1050

      (c) Citizenship: Commerzbank AG is organized under the laws of the Federal Republic of Germany.

      (d) Title of Class of Securities: The title of the class of securities is Class A Common Stock, par value $.01 per share.

      (e)  CUSIP Number:  The CUSIP number is 81413P1057.

Item 3. This statement is filed pursuant to Rule 13d-1(c).

Item 4.  Ownership

      (a) Amount Beneficially Owned: Commerzbank AG, Grand Cayman Branch, has beneficial ownership of 105,896 shares of the issuer's Class A Common Stock, par value $0.01 per share, by reason of its ownership of 139,000 shares of the issuer's Series A Cumulative Convertible Redeemable Voting Preferred Stock, par value $0.01 per share (the "Series A Preferred")(which class of stock is not registered under the Securities Exchange Act). The filer has owned all such Series A Preferred shares prior to the initial public offering of the registration of the subject class of securities in 1997 under the Securities Exchange Act of 1934. As of December 31, 1997, such amount of shares beneficially owned constituted less than 5.0% of the outstanding shares of the subject class of securities. In addition, commencing February 26, 1998, the filer has directly acquired in the public market additional Class A Common Stock shares aggregating 23,308, of which 13,408 shares have been converted into Class B Common stock, par value $0.01 per share, prior to the date of this filing in accordance with the terms of Class A Common Stock. Accordingly, the aggregate number of shares of Class A Common Stock beneficially owned by the filer on March 11, 1998 is 115,796, of which 105,896 of such shares are deemed beneficially owned by reason of the conversion rights of the Series A Preferred into Class A Common Stock at any time commencing January 1, 1998.

      (b) The percent of Class A Common Stock beneficially owned is 6.5% based upon data provided to the filer by the issuer regarding the number of Class A Common Stock shares outstanding on or about March 11, 1998.

      (c) Commerzbank AG, Grand Cayman Branch, (i) has sole power to vote or to direct the vote of 115,796 shares; (ii) has shared power to vote or to direct the vote of 0 shares; (iii) has sole power to dispose or to direct the disposition of 115,796 shares; and (iv) has shared power to dispose or to direct the disposition of 0 shares.

Item 5.  Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person

      No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company

      Not applicable.

Item 8. Identification and Classification of Members of the
Group

      Not applicable.

Item 9.  Notice of Dissolution of Group

      Not applicable.

Item 10.  Certification

      By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                             SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                               March 23, 1998
                 ---------------------------------------------
                                    Date

                 COMMERZBANK AG, GRAND CAYMAN BRANCH


                 By: /s/ James J. Henry  /s/ Steven A. Troyer
                    ------------------------------------------
                 Names:  James J. Henry      Steven A. Troyer
                 Titles: Senior Vice         Counsel (U.S.)
                         President